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N E W S   R E L E A S E

TALISMAN ENERGY COMPLETES ERITH PIPELINE PROJECT

CALGARY, Alberta – November 20, 2003 – Talisman Energy Inc. today announced completion of its $63 million Erith Project.  The pipeline portion consists of 69 km of 10 inch pipe connecting Talisman properties in the Alberta Foothills to the Company’s operated Edson gas plant.  Erith adds an additional 75 mmcf/d of raw gas transportation and processing capacity for area producers.  The project was completed on time and within budget.

The completion of the Erith Project, combined with eight successful new gas wells, has enabled Talisman to set a new Alberta Foothills production record of 153 mmcf/d, up from 125 mmcf/d in September.

“Talisman’s continuing growth in the Alberta Foothills demonstrates a successful Western Canadian strategy predicated on deeper, more prolific gas targets,” said Dr. Jim Buckee, President and Chief Executive Officer. “We have added strategic pieces of infrastructure along the way to support our drilling programs in order to control costs and shorten cycle times.  With completion of this project as planned, Talisman continues to be on track to achieve 5% growth in North American gas volumes this year.”

The Erith Project builds on a strategy conceived in 2000 with the acquisition of the Central Foothills Gas Gathering System and the Columbia Minehead Gas Gathering System, which successfully launched Talisman into the midstream business.  Throughput at the Edson gas plant is forecast to increase to 210 mmcf/d of raw gas in 2004.

The project includes a 75 mmcf/d dehydration facility, 69 km of 10 inch diameter pipe, a flow splitter, and enhanced sulphur recovery at the Edson gas plant.  Approximately 48 mmcf/d of the 75 mmcf/d capacity will be utilized by Talisman and will be directed to Talisman’s operated Edson gas plant, with the remainder going to the Hanlan-Robb gas plant.  A large portion of Talisman’s 2004 drilling activity in the Alberta Foothills will be focused in the Chungo/Bighorn area, which is expected to keep the Erith infrastructure at full capacity.

Talisman’s Alberta Foothills activity remains high with 10 wells (four operated, six non-operated) currently being drilled. Recent drilling results include the following successful gas wells:

Well * Tied into the Erith Pipeline	Talisman Working Interest %	Test Rate Raw Gas (mmcf/d)
TLM HZ Bighorn 1-26-43-18W5 * TLM Hz Opabin 4-34-44-18W5 * TLM Husky Bighorn 16-13-43-17W5* TLM PC Hz Voyager 5-8-45-18W5*	100.0 65.00 75.00 55.00	12.0 12.8 9.8 8.7
Suncor et al Hz Cordel 13-8-43-16W5	28.45	16.5
Suncor Stolberg 9-14-42-15W5	20.00	17.5
PCOG et al 9-35 Lovett 5-35-47-20W5	20.04	8.8
PC TLM 8-24 BrownCk 11-18-44-17W5*	46.5	7.8

Talisman expects to spend a record $161 million in the central and northern Alberta Foothills in 2003, including drilling 34 wells (13.4 net).  A number of smaller compression projects are also expected to be completed during the fourth quarter of 2003 and the first quarter of 2004.

For further information, please contact:

David Mann, Senior Manager, Investor Relations &

  Corporate Communications

Phone:

403-237-1196

Fax:

403-237-1210

E-mail:

tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about estimates of future production, transportation capacity and throughput, business plans for drilling and development, the estimated amounts and timing of capital expenditures, anticipated operating costs, or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing natural gas; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to: uncertainties as to the availability and cost of financing; general economic conditions; fluctuations in oil and gas prices; and the possibility that government policies may change or governmental approvals may be delayed or withheld.)]

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings “Management's Discussion and Analysis – Liquidity and Capital Resources”, “- Risks and Uncertainties” and “- Outlook” as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Residents

Talisman is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and, consequently files reports with and furnishes other information to the SEC.  These reports and other information have been prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States.  Talisman reports its production quantities in accordance with Canadian practices. These practices are different than the practices used to report production estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that  Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.  As a consequence, Talisman’s production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

31-03

~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~